LINKTONE TO ESTABLISH EXCLUSIVE ADVERTISING PARTNERSHIP WITH TIANJIN SATELLITE TELEVISION

SHANGHAI, China, December 6, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive media and entertainment products and services to consumers in China, announced today that it has entered into a definitive agreement with Tianjin Satellite Television (TJSTV) through one of its wholly-owned media subsidiaries, Lang Yi. TJSTV is one of the most popular satellite TV channels in China which reaches more than 50 million households, and over 170 million urban viewers in all 31 provinces throughout China. Under the terms of the agreement, Linktone will serve as the exclusive, long-term partner for all non-4A Category I advertising on TJSTV. The total Category I advertising revenue for TJSTV is estimated to be nearly RMB100 million in 2007, of which the revenue from the 4A clients accounted for only a small portion of the total.

“The establishment of the exclusive, long-term advertising partnership with TJSTV is another significant step for Linktone following our partnership with Qinghai Satellite Television to build our advertising revenue base under our broad cross media strategy,” Mr. Michael Li, Chief Executive Officer, commented, “TJSTV is one of the Top 10 satellite TV stations in China, according to the China Central Television (CCTV) Sofres Surveys. As the fastest growing provincial satellite TV station in 2007 in terms of viewership growth, TJSTV’s advertising inventory is clearly an attractive asset to various existing and new advertisers. We believe this partnership will significantly expand our presence in the traditional media space in 2008 and beyond.”

Linktone will dedicate a team of roughly 30 experienced media professionals to work closely with TJSTV to provide better, customized services to advertisers beginning in 2008.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com